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                             UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D.C. 20549

                             SCHEDULE 13D

               UNDER THE SECURITIES EXCHANGE ACT OF 1934
                        (AMENDMENT NO. _____)*


                       Shared Technologies, Inc.
_______________________________________________________________________
                           (Name of Issuer)


                         Common Capital Stock
_______________________________________________________________________
                    (Title of Class of Securities)


                               819488206
_______________________________________________________________________
                            (CUSIP Number)


 Martin Miller  115 Foxcroft Drive  Doylestown, PA 18901  215-345-7110
_______________________________________________________________________
       (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


                            March 18, 1996
_______________________________________________________________________
        (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check
the following box  /   /.

Check the following box if a fee is being paid with the statement [X].
(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                                              SEC 1746 (12-91)

                             SCHEDULE 13D

CUSIP NO. ____________________                          PAGE   2  OF  5  PAGES

------------------------------------------------------------------------------
 1  NAME OF REPORTING PERSON
    S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Lawrence Auriana -- s/s ###-##-####
------------------------------------------------------------------------------
 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (A) /   /
                                                                     (B) /   /


------------------------------------------------------------------------------
 3  SEC USE ONLY



------------------------------------------------------------------------------
 4  SOURCE OF FUNDS*

    Personal funds

------------------------------------------------------------------------------
 5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED             /   /
    PURSUANT TO ITEMS 2(d) or 2(e)


------------------------------------------------------------------------------
 6  CITIZENSHIP OR PLACE OF ORGANIZATION

    United States

------------------------------------------------------------------------------
                 |
  NUMBER OF      |  7  SOLE VOTING POWER            214,537
   SHARES        |  ----------------------------------------------------------
BENEFICIALLY     |  8  SHARED VOTING POWER          N/A
  OWNED BY       |  ----------------------------------------------------------
    EACH         |  9  SOLE DISPOSITIVE POWER       214,537
  REPORTING      | -----------------------------------------------------------
   PERSON        | 10  SHARED DISPOSITIVE POWER     N/A
    WITH         |
------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    654,861 shares by application of Rule 13d-3

------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES               /   /
    CERTAIN SHARES*


------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    8.61%

------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    IN

------------------------------------------------------------------------------
                 *SEE INSTRUCTIONS BEFORE FILLING OUT!
     INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.
                                                                        2 of 7

                                                        PAGE   3  OF  5  PAGES

Item 1. Security and Issuer
        Common capital stock -- 100 Great Meadow Road, Suite 104,
        Wethersfield, CT 06109

Item 2. Identity and Background
        Name:                        Lawrence Auriana
        Business Address:            140 East 45th Street
                                     43rd Floor
                                     New York, NY 10017
        Principal Occupation:        Chairman of the Board and Vice President
                                     of The Kaufmann Fund Inc., a mutual fund,
                                     and President and a Director of Edgemont
                                     Asset Management Company which serves
                                     as investment manager of the Fund. The
                                     Address of each Company is 140 East 45th
                                     Street, 43rd Floor, New York, NY 10017.
        Criminal Convictions:        None
        Party to a Civil Proceeding: No
        Citizenship:                 United States Citizen

Item 3. Source and Amount of Funds and Other Consideration

        The source of the funds used in making the purchase were the personal funds of Mr. Auriana, no part of which were borrowed or otherwise obtained for the purpose of acquiring, holding or trading the securities.

Item 4. Purpose of the Transaction

        The purpose of the acquisition of the securities was for investment only. The Fund presently owns 5.79% of the common stock of the issuer and it may acquire more in the future if it is considered to be financially advantageous for the Fund to do so. The Fund's ownership

                                                        PAGE   4  OF  5  PAGES
        as at 12/31/95 has been reported to the SEC on Schedule 13G.

Item 5. Interest in Securities of the Issuer

        (a) Mr. Auriana owns 214,537 shares of the Issuer's common capital stock representing 2.82% of the outstanding shares and in accordance with the provisions of Rule
            13d-3 is also deemed the beneficial owner of an additional 440,324 shares or 5.79% which shares are owned by the Fund.

        (b) Edgemont Asset Management Company of which Mr. Auriana is a control person may vote or direct the vote or dispose of or direct the disposition of the shares of the Issuer owned by the Fund.

        (c) Mr. Auriana acquired 214,537 shares at an average price of $4.11 per share. The shares were acquired over a period of time in brokerage transactions in the open market.

        (d) No other person has the right to receive or to direct the receipt of dividends or the proceeds of the sale of the securities owned by Mr. Auriana.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

        None

Item 7. Materials to be Filed as Exhibits

        None

                                                        PAGE   5  OF  5  PAGES

Signature

        After reasonable inquiry and to the best of my knowledge and belief I certify that the information set forth in this statement is true, complete and correct.


___________________                    ____________________________________
      Date                                         Signature

                                                Lawrence Auriana